

February 3, 2014

<u>Via Facsimile</u>
Mr. Daniel B. O'Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia, Canada V8T 5G4

      RE: Flexible Solutions International, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed April 1, 2013
              File No. 1-31540

Dear Mr. O'Brien:

      We issued comments to you on the above captioned filing on December 16, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 18, 2014.

      If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

      Please contact Jeffrey Gordon at (202) 551-3866 or me at (202) 551-3854 if you have any questions.

                Sincerely,

                /s/ Melissa N. Rocha

                Melissa N. Rocha
                Senior Assistant Chief Accountant